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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LA JOLLA PHARMACEUTICAL COMPANY
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
503459109
(CUSIP Number)
Thomas S. Hodge
Chief Operating Officer
Frazier Healthcare Ventures
Two Union Square
601 Union Street
Seattle, WA 98101
(206) 621-7200
Copy to:
David Wilson
Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 447-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	503459109

1	NAMES OF REPORTING PERSONS: FRAZIER HEALTHCARE V, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes warrants to purchase 1,000,000 shares of common stock exercisable within 60 days of December 14, 2005.

CUSIP No.	503459109

1	NAMES OF REPORTING PERSONS: FHM V, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes warrants to purchase 1,000,000 shares of common stock exercisable within 60 days of December 14, 2005.

CUSIP No.	503459109

1	NAMES OF REPORTING PERSONS: FHM V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes warrants to purchase 1,000,000 shares of common stock exercisable within 60 days of December 14, 2005.

CUSIP No.	503459109

1	NAMES OF REPORTING PERSONS: NADER J. NAINI

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		2,000 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000 (2)

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,002,000 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes warrants to purchase 1,000,000 shares of common stock exercisable within 60 days of December 14, 2005.
(2) Includes 2,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 14, 2005.

CUSIP No.	503459109

1	NAMES OF REPORTING PERSONS: JAMES N. TOPPER

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		2,000 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000 (2)0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,002,000 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes warrants to purchase 1,000,000 shares of common stock exercisable within 60 days of December 14, 2005.
(2) Includes 2,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 14, 2005.

ITEM 1. SECURITY AND ISSUER.
     This statement relates to shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California, 92121.
ITEM 2. IDENTITY AND BACKGROUND.
     (a), (f) This statement is being filed by Frazier Healthcare V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership (“FH V LP”), FHM V, LLC, a Delaware limited liability company (“FHM V LLC”), Nader J. Naini (“NN”) and James N. Topper (“JT”), each natural persons and citizens of the United States (collectively, the “Reporting Persons”).
     FHM V LP is the general partner of FH V. FHM V LLC is the general partner of FHM V LP. NN is a managing member of FHM V LLC and serves as a director of the Issuer. JT is a member of the investment committee of FHM V LLC and serves as a director of the Issuer.
     (b) The address of the principal business and principal office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington, 98101.
     (c) FH V is a venture capital fund concentrating in healthcare and related fields. The sole business of FHM V LP and FHM V LLC is to serve as general partner entities for FH V. NN and JT are venture capitalists.
     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     In connection with the Issuer’s sale of shares of its common stock and warrants to purchase common stock pursuant to the Securities Purchase Agreement dated October 6, 2005, by and among the Issuer and the Purchasers (as defined therein) (the “Purchase Agreement”), filed as Exhibit 10.1 to Form 8-K filed by the Issuer on October 7, 2005, FH V purchased 4,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock for an aggregate purchase price of $15,000,000. Funds for the purchase were provided by FH V from its working capital which is provided by capital contributions of its partners. The number of shares of common stock or other securities reported in this Schedule 13G reflect the 1 for 5 reverse split effected by the Issuer on December 22, 2005.

ITEM 4.	PURPOSE OF TRANSACTION

     The Reporting Persons have acquired shares of common stock of Issuer for investment purposes. The Reporting Persons intend, through representation on the Issuer’s board of directors, to influence the management and policies of the Issuer, for the purpose of increasing the value of the Issuer and their investment. NN and JT serve as directors of the Issuer.
     Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the common stock or other securities of Issuer or pursue strategic transactions as opportunities arise.
     Except as set forth above and in the Issuer’s Form 8-K filed December 21, 2005, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in the instructions to Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
     (a) FH V is the record holder of 4,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock of Issuer. No other Reporting Persons are record holders of securities of the Issuer.
     By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power of the shares of common stock and warrants to purchase common stock of Issuer. Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock of Issuer, which is equal to 13.6% of the Company’s issued and outstanding shares of common stock. Each of the Reporting Persons expressly disclaim beneficial ownership of any shares of common stock or warrants to purchase common stock, except for such securities for which such Reporting Person is the holder of record and except to the extent of Reporting Person’s proportionate pecuniary interests therein.
     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power of the 4,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock of Issuer. NN and JT are each the record holders of an option to purchase 8,000 shares of common stock of Issuer, 25% of which, or 2,000 shares, are exercisable within 60 days of December 14, 2005.
     (c) Except as described herein, no Reporting Person has effected any transaction in Issuer’s common stock during the past 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Purchase Agreement, Issuer agreed to register the shares described herein for resale in accordance with the terms of a registration rights agreement, filed as Exhibit 4.1 to Form 8-K on October 7, 2005. The Purchase Agreement also provides that FH V may designate one person for nomination for election or appointment to the Issuer’s board of directors and, jointly with another Purchaser, designate another person for nomination for election or appointment to Issuer’s board of directors. In addition, as described more fully in the Purchase Agreement, so long as FH V retains 75% of the shares of common stock purchased pursuant to the Purchase Agreement, the Issuer will provide FH V, as well as other Qualifying Purchasers, the first right to purchase a Proportionate Portion of any New Securities issued by the Issuer, through December 31, 2008. (All capitalized terms used in this paragraph are defined in the Purchase Agreement.)
     The organizational documents of the Reporting Persons that are entities govern the division of profit or loss as among the Reporting Persons. Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between those persons and any other person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2005	FRAZIER HEALTHCARE V, LP

	By:	FHM V, LP, Its General Partner
		By:	FHM V, LLC, Its General Partner

		By:	/s/ Thomas S. Hodge

Thomas S. Hodge Chief Operating Officer

FHM V, LP
	By:		FHM V, LLC, Its General Partner
		By:	/s/ Thomas S. Hodge

Thomas S. Hodge Chief Operating Officer

FHM V, LLC

	By:	/s/ Thomas S. Hodge

Thomas S. Hodge
Chief Operating Officer

/s/ Nader J. Naini

Nader J. Naini

/s/ James N. Topper

James N. Topper